SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                        _______________


                          ANNUAL REPORT
                PURSUANT TO SECTION 13(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

  (Mark One)

      ANNUAL  REPORT  PURSUANT  TO  SECTION  15(d)  OF   THE
      SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED).

    For the fiscal year ended December 31, 1997.

                               OR

      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

   For the transition period from ____________ to ____________

   Commission file number 1-9801

   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     COLLINS INDUSTRIES, INC.
                TAX DEFERRED SAVINGS PLAN AND TRUST

   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     COLLINS INDUSTRIES, INC.
                         15 Compound Drive
                  Hutchinson, Kansas  67502-4349


                     COLLINS INDUSTRIES, INC.
                TAX DEFERRED SAVINGS PLAN AND TRUST


                        FINANCIAL STATEMENTS
                   AS OF DECEMBER 31, 1997 AND 1996
                    TOGETHER WITH AUDITORS' REPORT


   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



   To the Plan Administrator of the
   Collins Industries, Inc.
   Tax Deferred Savings Plan and Trust:

   We have audited the accompanying statements of net assets available for benefits of the Collins Industries, Inc. Tax Deferred Savings Plan and Trust as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

   Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                         /s/Arthur Andersen LLP
                                            Arthur Andersen LLP

   Kansas City, Missouri,
       June 15, 1998

                          COLLINS INDUSTRIES, INC.

                     TAX DEFERRED SAVINGS PLAN AND TRUST

               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                         DECEMBER 31, 1997 AND 1996


                                                 1997        1996
   ASSETS:
    Investments -
     Stock Fund -
      Collins  Industries,  Inc.,
       common stock                           $2,883,359   $2,723,920
      PNC Institutional Management
       Corporation - FedFund                     137,313       18,698
     Federal Fund -
      PNC Institutional Management
       Corporation - FedFund                     433,316      364,272
     Loan Fund -
      Participant loans                           62,085       31,557
                                               3,516,073    3,138,447
    Receivables -
     Company contributions                         1,521        8,908
     Participant contributions                    16,964          495
     Other                                           -0-          479
       Total net assets available
        for benefits                          $3,534,558   $3,148,329

   The accompanying notes are an integral part of these financial statements.

                            COLLINS INDUSTRIES, INC.

                      TAX DEFERRED SAVINGS PLAN AND TRUST

          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                            DECEMBER 31, 1997 AND 1996


                                                  1997        1996
    ADDITIONS:
     Investment income -
      Net  appreciation in fair value
       of Collins Industries, Inc.,
       common stock                           $  459,032    $1,953,600
     Dividend income                              41,516           -0-
     Interest income                              24,032        19,176
                                                 524,580     1,972,776
     Contributions -
      Company                                     70,457        69,727
      Participant                                336,688       273,884
         Total additions                         931,725     2,316,387

    DEDUCTIONS:
     Benefits paid                               545,496       204,828
          Total deductions                       545,496       204,828
          Net increase                           386,229     2,111,559

    NET ASSETS AVAILABLE FOR BENEFITS:
     Beginning of year                         3,148,329     1,036,770
     End of year                              $3,534,558    $3,148,329

    The accompanying notes are an integral part of these financial statements.

                             COLLINS INDUSTRIES, INC.

                       TAX DEFERRED SAVINGS PLAN AND TRUST

                          NOTES TO FINANCIAL STATEMENTS

                             DECEMBER 31, 1997 AND 1996

    1.  PLAN DESCRIPTION:

    The following description of the Collins Industries, Inc. (the Company) Tax Deferred Savings Plan and Trust (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

    General

    The Plan is a defined contribution plan. All employees of the Company, except for corporate and subsidiary officers, directors, subsidiary presidents and general managers, are eligible to join the Plan following one year of employment, during which at least 1,000 hours are worked, and attainment of age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The plan trustee is The Bank of Kansas.

    Participant Accounts

    Each participant's account is credited with the participant's contributions and allocation of company contributions and earnings. Earnings and losses on plan assets are allocated based on the proportion of the participant's account balance to the total of all participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's accounts.

    Contributions and Withdrawals

    Participants may elect to contribute a percentage of their compensation on a tax-deferred basis subject to certain Internal Revenue Code limits. The Company makes matching contributions equal to 50 percent of each eligible participant's tax-deferred contributions to the extent those tax-deferred contributions do not exceed 6 percent of the participant's total compensation. Additional amounts may be contributed at the discretion of the Company's board of directors.

    Participants may receive loans from their account prior to retirement, termination, death or disability, and may apply for full receipt of their account balance in the case of financial hardship.

    Upon    retirement,   termination,   death   or   disability,
    participants  receive  lump-sum distributions.   Participants
    may elect distribution in cash or in company common stock.

    Benefits Vesting

    Participants    immediately   vest   in    their    voluntary
    contributions  and earnings thereon.  Participants  vest  100 percent in the remainder of their accounts after five years of service, as defined.

    Forfeitures    reduce    future    employer    contributions.
    Forfeitures  were  $24,400 and $9,000  for  the  years  ended
    December 31, 1997 and 1996, respectively.

    Plan Termination

    Although  it  has  not expressed any intent  to  do  so,  the
    Company may discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants become 100 percent vested in their accounts.

    2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    Method of Accounting

    The financial statements have been prepared using the accrual basis of accounting in accordance with generally accepted accounting principles. The preparation of the financial statements requires management to make estimates and assumptions. Actual results could differ from those estimates.

    Investments

    Two separate funds are maintained for investment purposes: the Federal Fund, consisting entirely of a money market fund invested primarily in U.S. treasury bills, notes and other obligations of the U.S. government; and the Stock Fund, consisting primarily of the registered and unregistered common stock of the Company. Employees may choose to allocate contributions among the two funds.

    During 1996, the Company made matching contributions in unregistered Company common stock. The quarterly contributions were valued using the average market price per registered share during the period. The unregistered shares have the same voting and dividend rights as registered shares. In 1996 the Company also made matching contributions of $21,650 in cash. In 1997 the Company made matching contributions of $94,858 in cash.

    Administrative Costs

    The Plan pays brokerage fees. The Company pays all other administrative and professional fees related to the Plan.


    3.  INVESTMENTS:

    At December 31, 1997 and 1996, the Plan held 404,682 shares and 463,646 shares, respectively, of Company common stock, with a cost of $1,392,631 and $1,485,133, respectively. Of these shares 217,399 were unregistered at December 31, 1997 and 1996. The unregistered and registered shares were valued by the trustee at the December 31, 1997 and 1996, market price per registered share of $7.125 and $5.875 per share, respectively. Money market funds are stated at cost which approximates market.

    Investments representing 5 percent or more of the Plan's net assets are separately identified on the statements of net assets available for benefits.

    As of June 15, 1998, the Company common stock had a closing market price of $4.75 per share.

    4.  TAX STATUS:

    The Plan obtained its latest determination letter dated December 29, 1993, in which the IRS stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, no provision for income taxes is reflected in the financial statements.

    5.  FUND INFORMATION:

    The following tables present the changes in net assets available for benefits by fund.

    FUND INFORMATION: - Con't.

                                     Year Ended December 31, 1997
                                Federal     Stock
                                 Fund       Fund       Other      Total
    ADDITIONS:
     Investment income-
      Net appreciation in
       fair value of Collins
       Industries, Inc.,
       common stock                 -0-    459,032        -0-    459,032
      Dividend income               -0-     41,516        -0-     41,516
      Interest income            19,853        -0-      4,179     24,032
                                 19,853    500,548      4,179    524,580
     Contributions -
      Company                       -0-     70,457        -0-     70,457
      Participant               115,311    200,958     20,419    336,688
        Total additions         135,164    771,963     24,598    931,725

    TRANSFERS                    (1,371)   (19,120)    20,491        -0-

    DEDUCTIONS:
     Benefits paid               64,749    474,789      5,958    545,496
        Total deductions         64,749    474,789      5,958    545,496
        Net increase (decrease)  69,044    278,054     39,131    386,229

    NET ASSETS AVAILABLE
     FOR BENEFITS:
     Beginning of year          364,272  2,742,618     41,439  3,148,329
     End of year               $433,316 $3,020,672    $80,570 $3,534,558

    FUND INFORMATION: - Con't.

                                      Year Ended December 31, 1996
                                 Federal     Stock
                                  Fund       Fund       Other      Total
    ADDITIONS:
     Investment income-
      Net appreciationin fair
       value of Collins
       Industries, Inc.,
       common stock             $   -0-  $1,953,600    $  -0-  $1,953,600
      Dividend income               -0-         -0-       -0-         -0-
      Interest income            16,982         -0-     2,194      19,176
                                 16,982   1,953,600     2,194   1,972,776
     Contributions-
      Company                       -0-      60,819     8,908      69,727
      Participant               100,946     167,003     5,935     273,884
       Total additions          117,928   2,181,422    17,037   2,316,387

    TRANSFERS                    (1,570)     29,340   (27,770)        -0-

    DEDUCTIONS:
     Benefits paid               29,139     175,689       -0-     204,828
      Total deductions           29,139     175,689       -0-     204,828
       Net increase(decrease)    87,219   2,035,073   (10,733)  2,111,559

    NET ASSETS AVAILABLE
     FOR BENEFITS:
     Beginning of year          277,053     707,545    52,172   1,036,770
     End of year               $364,272  $2,742,618   $41,439  $3,148,329


                            COLLINS INDUSTRIES, INC.

                     TAX DEFERRED SAVINGS PLAN AND TRUST

          LINE 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                              DECEMBER 31, 1997


                                                              Current
                Description            Shares       Cost       Value

     * Collins Industries, Inc.,
        common stock                **404,682    $1,392,631  $2,883,359
       PNC Institutional Manage-
       ment Corporation-FedFund       570,630    $  570,630  $  570,630
     * Participant loans at rates
        ranging from 9.75%
        to 11.0%                          -0-    $   62,085  $   62,085


    * Represents investments with a party-in-interest.
    ** Includes 217,399 unregistered shares.


                          COLLINS INDUSTRIES, INC.

                   TAX DEFERRED SAVINGS PLAN AND TRUST

              LINE 27D--SCHEDULE OF REPORTABLE TRANSACTIONS

                  FOR THE YEAR ENDED DECEMBER 31, 1997


                             Purchases               Sales
                         No. of            No. of    Sales       Net
   Identity of Issue      Tran     Cost     Tran    Proceeds     Gain

   Collins Industries,
    Inc., common stock     16    $143,475     24   $451,850   $216,420
   PNC Institutional
    Management
    Corporation-FedFund   227    $702,489     57   $533,392        -0-



                                SIGNATURE

    Pursuant to the requirement of the Securities Exchange Commission Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                 Collins Industries, Inc.
                                 Tax Deferred Savings Plan and Trust



DATE: June  29,  1998            /s/  Larry  W. Sayre

                                 Larry W. Sayre
                                 Vice President - Finance &
                                 Chief Financial Officer
                                 (Principal Accounting Officer)


                 CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


    As independent public accountants, we hereby consent to the incorporation of our report included in the Form 11-K of Collins Industries, Inc. Tax Deferred Savings Plan and Trust into the Company's previously filed Registration Statements filed on Form S-8 (Nos. 333-24647 and 333-24651).



    Kansas City, Missouri
        June 24, 1998